UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Hudson Global, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title Class of Securities)

443787106

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

325 Greenwich Avenue

Greenwich, CT 06830

(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787106

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,191,584

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,191,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,191,584

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 9.5%

14	Type of Reporting Person: PN

CUSIP No. 443787106

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,191,584

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,191,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,191,584

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 9.5%

14	Type of Reporting Person: CO

CUSIP No. 443787106

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,191,584

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,191,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,191,584

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 9.5%

14	Type of Reporting Person: CO

Introduction

This Amendment No. 9 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Shares”) of Hudson Global, Inc., formerly known as Hudson Highland Group, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated April 9, 2012, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 4.                             Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

See Item 6 for a description of the certain Securities Purchase Agreement by and between Sagard and the Issuer.

Item 5.                             Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

(a)                                 Each Reporting Person beneficially owns 3,191,584 Shares, which represents 9.5% of the outstanding Shares, based upon 33,611,474 Shares outstanding as of June 30, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter ended June 30, 2016.  For all purposes of this Statement, the amount and percentage of the Reporting Persons’ beneficial ownership assumes the sale of Shares pursuant to the Securities Purchase Agreement (as defined in Item 6), which is anticipated to close on or before September 9, 2016, as described in Item 6.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by Power Corporation of Canada and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of Power Corporation of Canada whose ownership of securities is disaggregated from that of Power Corporation of Canada in accordance with the Release.

(b)                                 Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  3,191,584

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  3,191,584

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)                                  During the sixty (60) days preceding September 6, 2016, the following transactions in the Shares have been effected by the Reporting Persons.  See also Item 6 for a certain sale transaction which was agreed to on September 6, 2016.

Date	No. Shares	Price	Nature of Transaction
7/13/2016	15,200	$2.20	Sale
7/15/2016	7,500	$2.2044	Sale
7/18/2016	12,500	$2.2027	Sale
7/19/2016	10,000	$2.20	Sale
7/25/2016	4,800	$2.2156	Sale
7/26/2016	6,000	$2.2027	Sale
7/27/2016	7,000	$2.2099	Sale

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

Securities Purchase Agreement

On September 6, 2016, Sagard entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, a copy of which is attached as Exhibit E to this Amendment No. 9 to Schedule 13D.

Under the Securities Purchase Agreement, Sagard has agreed to privately sell 1,100,000 Shares to the Issuer for a purchase price of $1.80 per Share, for an aggregate purchase price of $1,980,000.00.  Subject to the satisfaction of the conditions set forth therein, it is expected that the transactions contemplated thereby will be consummated on or before September 9, 2016.  Pursuant to such Securities Purchase Agreement, Sagard also agreed not to sell or otherwise transfer Sagard’s remaining Shares during the period ending on November 6, 2016, subject to certain exceptions.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached hereto as Exhibit E and is incorporated herein by reference in its entirety.

Item 7.                             Material to be Filed as Exhibits.

Exhibits A - C are hereby amended and restated in their entirety, as attached hereto.

Exhibit A                                             Persons Who may be Deemed to Control the Reporting Persons

Exhibit B                                             Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C                                             Executive Officers and Directors of Power Corporation of Canada and the Trustees of the Trust

Item 7 is hereby supplemented with the addition of the following:

Exhibit E                                              Securities Purchase Agreement, dated September 6, 2016, between Hudson Global, Inc. and Sagard Capital Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated September 6, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2016	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None

(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None

(vii)	None

(i)	Anil Shrivastava
(ii)	Executive Officer (Vice-President and Assistant Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Executive Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Suite 1700, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited

(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Executive Officer
(iii)	Canada
(iv)	Honorary Deputy Chairman, Power Corporation of Canada
(v)	759 Victoria Square, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada

(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	28 Algonquin Avenue, Winnipeg (Manitoba), Canada R2G 2H3
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust.

(i)	Jacqueline Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Trustee
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None